Exhibit 99.55
April 4, 2008
Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
TSX-Venture Exchange (via SEDAR)
Dear Sirs:

Re:	Petroflow Energy Ltd.
CUSIP: 715 918 40 5
Annual & Special Meeting of Shareholders
We are pleased to advise you of the details of the upcoming meeting of the shareholders of Petroflow Energy Ltd.

Issuer:	Petroflow Energy Ltd.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	715918405 / CA 7159184059
Meeting Date:	June 19, 2008
Record Date of Notice:	April 30, 2008
Record Date of Voting:	April 30, 2008
Beneficial Ownership Determination Date:	April 30, 2008
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Place:	Calgary, Alberta
We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 — 101 regarding Shareholder Communication, in our capacity as the agent for Petroflow Energy Ltd.
Yours truly,
VALIANT TRUST COMPANY
Signed “Bonnie Steedman”
Bonnie Steedman
Account Manager, Client Services